EXHIBIT 99.5

CONSENT OF PERSON ABOUT TO BECOME A DIRECTOR

                Pursuant to §230.438 of Regulation C promulgated under the Securities Act of 1933, as amended, the undersigned hereby consents to his being named in the Joint Proxy Statement-Prospectus, which forms a part of the Registration Statement on Form S-4 relating to the proposed merger of First Busey Corporation and Main Street Trust, Inc., as a person who is expected to become a director of the surviving entity upon the consummation of such merger. As of the effective time of the Registration Statement, the undersigned will not be a member of the Board of Directors of First Busey Corporation and will not be required to sign the Registration Statement.

Date:       December 7, 2006

/s/ Gregory B. Lykins
Gregory B. Lykins